July 22, 2024

Christopher Fenimore
Chief Financial Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

       Re: Regeneron Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 5, 2024
           File No. 000-19034
Dear Christopher Fenimore:

       We have reviewed your May 20, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023
Item 1. Business
Products, page 3

1. We note your response to prior comment one and your intended disclosure revisions. As your disclosure of net product sales of Regeneron-discovered products appears to constitute a metric, the disclosure requirements set forth in Staff Release No. 33-10751 are applicable. Accordingly, please revise your future filings to include the information provided in your response that describes how management uses these operating metrics in managing or monitoring the performance of your business, and why these metrics provide useful information to investors.
 July 22, 2024
Page 2

Notes to the Consolidated Financial Statements
3. Collaborations, License and Other Agreements
Sanofi, page F-17

2. We note your response to prior comment two. In order to illustrate the mechanics of your contingent reimbursement obligation and the amounts reported in your Statement of
       Operations, please provide us with the following:
           Provide us with the calculation of your contingent reimbursement obligation as of
          December 31, 2023 based on the cumulative development costs incurred prior to July
          1, 2022 and the contractually specified reimbursement percentages, as well as a rollforward of your obligation for each period presented;
           Provide us with the calculation of "Regeneron's obligation for its share of Sanofi
          R&D expenses, net of reimbursement of R&D expenses" for each period presented;
          and
           Quantify for us the estimated net present value differential of the 10% repayment rate versus the 20% repayment rate which was deemed to be contingent consideration attributable to your acquisition of the Libtayo rights and the amount recorded as an increase to the Libtayo intangible asset for each period presented.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences